

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2019

Oystein Kalleklev
Chief Executive Officer
FLEX LNG Ltd.
Par-La-Ville Place
14 Par-La-Ville Road
Hamilton, Bermuda

      Re: FLEX LNG Ltd.
         Registration Statement on Form 20-FR
         Filed May 7, 2019
         File No. 1-38904

Dear Mr. Kalleklev:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Transportation and Leisure

cc: Keith Billotti